Japanese Business Report (for the Registrant's first half of the 105th period from April 1, 2008 through September 30, 2008), consisting of 16 pages (including cover pages).
The report included the following sections:

     I. Message to shareholders from President Katsuaki Watanabe, including a brief discussion of operating summary, regional performance and management strategy for the first half of the period.

     II. Topics section describing major developments in the Registrant's regional business activities during the first half of the period, including product information, global production and supply, and environmental policy and corporate social responsibility.

     III. Special presentation on our activities to develop cars that can contribute to a low-carbon society.

     IV. Consolidated financial statements, including statements of income and balance sheets and statements of cash flows, as well as narrative and graphic presentation of consolidated information by business and geographic segments.

     V. Summary of unconsolidated financial statements, including statements of income, illustrated by graphics.

     VI.   Interim dividend information.

     VII.  Shareholder information.

     VIII. List of directors, corporate auditors and managing officers.

     IX.   Information   on  the  shareholder   registrar,   website  and  other
           information.